UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-14537
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Lodgian, Inc. 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Lodgian, Inc.
3445 Peachtree Rd., N.E.
Suite 700
Atlanta, Georgia 30326

SIGNATURE

Financial Statements and Schedules

EX-23.1 CONSENT OF GIFFORD, HILLEGASS & INGWERSEN, LLP

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairperson of the Administrative Committee of the Lodgian, Inc., 401K Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lodgian, Inc. 401(k) Plan
Name of Plan

Date: June 29, 2009	/s/ Carol L. Mayne Carol L. Mayne
Lodgian, Inc. 401(k) Plan
Administrative Committee
Chairperson

LODGIAN, INC. 401(k) PLAN
The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Schedules as of December 31, 2008 and 2007 together with Report of Independent Registered Public Accounting Firm.

Exhibit 23.1:	Consent of Gifford, Hillegass & Ingwersen, LLP

EXHIBIT 1
LODGIAN, INC. 401(k) PLAN
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
(Modified Cash Basis)
For the Years Ended December 31, 2008 and 2007
with
Report of Independent Auditors

LODGIAN, INC. 401(k) PLAN

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of
Lodgian, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Lodgian, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, these financial statements and schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Lodgian, Inc. 401(k) Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008 on the basis of accounting described in Note 2.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP
Atlanta, Georgia June 22, 2009

■
1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 369-1100 • Fax (770) 393-0319
www.ghi-cpa.com
MEMBERS OF THE LEADING EDGE ALLIANCE

LODGIAN, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
December 31, 2008 and 2007

	2008	2007
Investments, at fair value
Mutual funds	$6,089,563	$10,291,968
Common collective trust	2,305,679	2,194,177
Employer securities	901	1,138
Participant loans	199,584	273,884

TOTAL INVESTMENTS, at fair value	8,595,727	12,761,167

Adjustments from fair value to contract value for fully benefit-responsive investments (Common collective trust)	223,865	56,492

NET ASSETS AVAILABLE FOR BENEFITS	$8,819,592	$12,817,659

The accompanying notes are an integral part of these financial statements.

LODGIAN, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
For the Year Ended December 31, 2008

Additions to Net Assets
Contributions:
Participants	$1,027,673
Company	555,756
Rollover	52,416

TOTAL CONTRIBUTIONS	1,635,845

Interest and dividend income	416,385

TOTAL ADDITIONS TO NET ASSETS	2,052,230

Deductions from Net Assets
Benefit payments to participants	(2,463,143)
Net depreciation in fair market value of investments	(3,570,566)
Fees	(16,588)

TOTAL DEDUCTIONS	(6,050,297)

NET DECREASE	(3,998,067)

Net Assets Available for Benefits at Beginning of Year	12,817,659

Net Assets Available for Benefits at End of Year	$8,819,592

The accompanying notes are an integral part of these financial statements.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the Lodgian, Inc. 401(k) Plan (the “Plan”). Reference should be made to the plan document for a more complete description of the Plan’s provisions.
General: On January 1, 2006, the Company amended and restated the Plan (the “Amended and Restated Plan”). The Amended and Restated Plan gives the Company the option to institute a Safe Harbor Matching Contribution pursuant to the Internal Revenue Code, sections 401(k)(12) and 401(m)(10). The Company began making Safe Harbor Matching Contributions in 2003.
Employees who have completed six months of service with a minimum of 500 hours are eligible employees and are allowed to participate in the Plan on the first payroll period beginning on or after the first day of the month coincident with or immediately following the attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions: Participants may elect to contribute up to 25% of pre-tax annual compensation. The Company match is dollar for dollar up to the first 3% of compensation. For the next 2% of compensation, the Company matches $0.50 for every dollar contributed.
Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.
Participant Accounts: Each participant’s account is credited (charged) with the participant’s contribution, an allocation of the Company’s contributions, and the investment income (loss) of the Plan for the plan year. Investment income (loss) of the Plan is allocated to the participants’ accounts in proportion to their respective account balances.
Vesting: Participants are fully vested in their contributions and the earnings thereon. For 2002, participants, who completed at least one year of service on or after April 1, 2002, became 100% vested in the Company’s contributions upon the completion of three years of service. However, pursuant to the Amended and Restated Plan, employer Safe Harbor Matching Contributions vest immediately.
Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of publicly traded mutual funds.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1—DESCRIPTION OF THE PLAN—Continued
Forfeitures: Amounts forfeited by participants who are terminated from the Plan prior to being 100% vested are used to either reduce future administrative expenses or Company contributions at the discretion of the Company. At December 31, 2008, $2,024 was available to be used in the future.
Distributions to Participants: Upon termination of service, a participant or his or her beneficiary may elect to receive a distribution of 100% of the participant’s vested account balance. If a participant terminates due to death or retirement, distribution of his or her account may begin as soon as practicable thereafter. At the election of the participant, benefit payments under the Plan may be made via lump sum cash payments, installments over a period of years, or a direct rollover into a qualified retirement plan or individual retirement account. As of December 31, 2008 and 2007, vested amounts allocated to accounts of participants who have elected to withdraw from the Plan but that have not yet been paid were nil and $44,141, respectively.
Plan Administration: TD Ameritrade Trust Company (the “Trustee”) is the Directed Trustee of the Plan and has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets, subject to investment directions from participants.
Administrative Expenses: All usual and reasonable costs of administering the Plan are paid by the Plan and the Company. Terminated Participants with account balances are charged a $10.00 per quarter administrative fee.
Participant Loans: A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Except for loans utilized to acquire a principal residence, loans are repayable through payroll deductions over varying periods not exceeding 60 months. Loans utilized to acquire a principal residence are repayable over ten years. The interest rates are based on prevailing market conditions and are fixed over the life of the respective loan.
Plan Termination: The Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan. In the event of Plan termination, participants will become fully vested in their accounts, to the extent not otherwise fully vested.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2—ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. As a result of the application of the modified cash basis, participant and company contribution receivables, refunds of contributions (due to limitations under the IRC), and accrued income were not recorded in the accompanying financial statements.
Benefit Payments: Benefits are recorded when paid.
Use of Estimates: The preparation of the financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported additions and deductions during the reporting period. Actual results could differ from those estimates.
Valuation of Investments: Securities traded on national securities exchanges are valued at the closing price on the last day of the plan year; investments traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in the fair value of investments. Investments in fully benefit responsive contracts are presented at fair value, with adjustments to contract value, in the Statement of Net Assets Available for Benefits and presented in the Statement of Changes in Net Assets Available for Benefits at contract value. The Plan invests in a common collective trust, SEI Stable Asset Fund, which owns fully benefit-responsive investment contracts. The Plan reflected its investment in the collective trust at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $223,865 and $56,492 as of December 31, 2008 and 2007, respectively. Participant loans are valued at the discounted value of expected future cash flows, which approximates market value.
Dividends and interest are recorded when received. Dividends are classified as unrealized gains on the Form 5500.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2—ACCOUNTING POLICIES—Continued
Net depreciation in fair value of investments for the year ended December 31, 2008 is comprised of:

Mutual funds	$(3,570,329)
Lodgian warrants	(237)

$(3,570,566)

Security transactions are accounted for on the trade dates.
Investment securities, in general, are exposed to various risks, including credit, interest rate, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
NOTE 3 — FAIR VALUE OF PLAN ASSETS
As of January 1, 2008, the Plan adopted the provisions of SFAS No. 157 for its investments. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Quoted prices for identical instruments in active markets at the measurement date. Investments that are listed on a United States securities exchange are valued at their last sales price on the largest United States securities exchange on which such securities have traded. Investments that are listed on an international exchange are valued at the last sales price from the largest exchange within the individual security’s country of jurisdiction. Listed derivatives are traded on a national securities exchange and in the OTC market are valued at the mean between the closing bid and asked prices on that day. Level 1 assets held by the Plan are mutual funds.

Level 2	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at the measurement date and for the anticipated term of the instrument. Level 2 assets held by the Plan are common collective trusts.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Level 3 assets held by the Plan include employer securities and participant loans which are not traded on an open market and are valued based on the terms of the loan agreement.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — FAIR VALUE OF PLAN ASSETS—Continued
The following table outlines, for each major category of assets and liabilities measured at fair value, the fair value as of December 31, 2008, as defined by the SFAS No. 157 hierarchy:

	Fair Value Measurements at Reporting Date Using
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$6,089,563	$6,089,563	$—	$—
Common collective trust	2,305,679		2,305,679
Participant loans	199,584			199,584
Employer securities	901			901

	$8,595,727	$6,089,563	$2,305,679	$200,485

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Year Ended December 31, 2008
	Participant Loans	Employer Securities

Balance, beginning of year	$273,884	$1,138
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	(237)
Purchases, sales, issuances, and settlements (net)	(74,300)	—

Balance, end of year	$199,584	$901

NOTE 4—TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 2008 that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5—INVESTMENTS
Individual investments that represent 5% or more of the Plan’s net assets as of December 31st are as follows:

	2008	2007
Dodge & Cox Balanced Fund	$2,615,826	$4,944,026
SEI Stable Asset Fund	2,305,679	2,250,669
SSgA Funds – S&P 500 Index Fund	1,149,905	1,793,917
American Century Equity Growth Fund	495,835	898,584
Royce Low Price Stock Fund	451,777	772,910
American Europacific Growth Fund	*	678,094

*	less than 5% at December 31, 2008.
Lodgian’s common stock was traded on the New York Stock Exchange until November 21, 2001, when the stock was delisted due to the reduction in the stock price and the related reduction in the total market capitalization. On December 20, 2001, Lodgian and substantially all of its subsidiaries which owned hotel properties filed for voluntary reorganization with the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the Bankruptcy Code. The Company’s common stock traded on the Over-the-Counter Bulletin Board until November 25, 2002, when Lodgian and subsidiaries owning 78 hotels emerged from Chapter 11. On this date, the old common stock was cancelled and new securities were issued. The previous shareholders became entitled to receive a percentage of the new common shares along with warrants to purchase new common shares (the “& Class B warrants”). The new common stock traded, on a limited scale, on the Over-the-Counter Bulletin Board until January 28, 2003, when it began trading on the American Stock Exchange (opening price was $5.25 per share). The Class A warrants expired on November 25, 2007.
Information about the net assets relating to the Company’s warrants (which qualify as party-in-interest transactions) as of December 31, 2008 is as follows:

	2008	2007
Net Assets
Class B Warrants	$901	$1,138
The value shown above for the Company’s Class B warrants is based upon the price the Plan is required to pay to repurchase the warrants upon exercise.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5—INVESTMENTS—Continued
Information about the significant components of the changes in net assets relating to the Company’s warrants for the year ended December 31, 2008 is as follows:

Changes in Net Assets
Net depreciation in fair value of warrants	$(237)
NOTE 6—PROHIBITED TRANSACTION EXEMPTION
As more fully discussed in Note 5 to these financial statements, on November 25, 2002, Lodgian’s old common stock was cancelled and the previous shareholders (including those holding shares via the Plan) became entitled to receive their pro rata share of new shares along with their pro rata share of Class A and Class B warrants. Notwithstanding the distribution of securities under the Company’s approved plan of reorganization, the Class A and Class B warrants are not “qualifying employer securities” as defined by Section 407(d)(5) of ERISA.
As a result, on March 20, 2003, the Company submitted an Application for Prohibited Transaction Exemption to the Department of Labor. The application, which was submitted pursuant to the ERISA provisions, was later revised on May 27, 2003 and requested a prohibited transaction exemption to permit the following:
1)	the involuntary acquisition and continued holding of Lodgian (a party in interest) securities in the form of the Class A and Class B warrants received by the Plan as a result of the approved plan of reorganization of Lodgian, which would permit the purchase of new common stock.

2)	the cancellation of the Class A and Class B warrants in exchange for a cash payment, by Lodgian, into the Plan; for active Plan participants and terminated vested Plan participants whose vested interests exceed $5,000 and who elect to surrender the Class A and Class B warrants; and the automatic cash-out of the Class A and Class B warrants in connection with distributions to terminated vested participants whose vested interests are $5,000 or less. The $5,000 limit on automatic cash outs was reduced by a Plan amendment effective as of March 28, 2005 so that automatic cash outs are only made if the participant’s vested interest is less than $1,000.

3)	the sale of the Warrants from Plan participants to Lodgian to cash out active and terminated vested participants.

LODGIAN, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6—PROHIBITED TRANSACTION EXEMPTION—Continued
4)	the potential exercise of the Warrants into Lodgian stock.
An exemption from the prohibited transactions is necessary to avoid the sanctions against Lodgian and/or the Plan that would apply in the absence of the exemption and to permit Plan participants to make decisions concerning the Plan’s receipt of the Class A and Class B warrants.
During 2003, the Department of Labor formally granted the exemption based on certain conditions effective as of December 3, 2003.
NOTE 7— PARTY-IN-INTEREST TRANSACTIONS
In addition to the Plan’s investments in the Company’s Class B warrants (discussed in Note 5 and 6 above), all Plan investments are shares of registered investment companies managed by TD Ameritrade Trust Company. TD Ameritrade Trust Company is the Trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions.
Additionally, the Plan paid $16,588 and $15,321 to Swerdlin & Company for recordkeeping services for the years ended December 31, 2008 and 2007, respectively.
NOTE 8–RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$2,463,143
Amounts allocated to withdrawing participants at December 31, 2007 paid during 2008	(44,141)

Benefit payments per Form 5500	$2,419,002

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, 2008 but not yet paid as of that date.

SUPPLEMENTAL INFORMATION

LODGIAN, INC. 401(k) PLAN
EIN # 65-0350241
PLAN # 002
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

	Identity of Issuer, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost	Value
*	TD Ameritrade Trust Company	Dodge & Cox Balanced Fund, 51,031 shares	(a)	$2,615,826
		SEI Stable Asset Fund, 2,529,543 shares	(a)	2,305,679
		SSgA Funds — S&P 500 Index Fund, 77,331 shares	(a)	1,149,905
		American Century Equity Growth Fund, 31,866 shares	(a)	495,835
		Royce Low Price Stock Fund, 49,321 shares	(a)	451,777
		American Europacific Growth Fund, 14,631 shares	(a)	403,239
		PIMCO Pacific Investment Total Return Fund, 38,429 shares	(a)	389,665
		Hotchkis and Wiley Mid-Cap Value Fund, 13,628 shares	(a)	156,581
		Growth Fund of America, 6,489 shares	(a)	131,855
		Van Kampen Comstock Fund, 9,597 shares	(a)	104,122
		Baron Growth Fund, 3,172 shares	(a)	97,736
		Calamos Growth Fund, 2,654 shares	(a)	77,385
		TD Ameritrade Institutional Money Market, 15,637 shares	(a)	15,637
		“B” Warrants, 2,144 shares	(a)	901
*	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 4.25% to 9.25%	—	199,584

	TOTAL			$8,595,727

*	Indicates party-in-interest

(a)	Participant directed